Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

August 29, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Cancellation of Certificate of Registration(“CoR”) by Reserve Bank of India of M/s Imperial Credit Private Limited (“Wholly Owned Subsidiary”)

Ref: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’)

This is in continuation to our intimation dated March 23, 2023, wherein we have informed that M/s Imperial Credit Private Limited (“Imperial”), a Non-Banking Finance Company (“NBFC”) and a wholly-owned subsidiary of the Company, has decided to voluntarily surrender the Certificate of Registration (CoR) of Imperial, as a Non-Banking Financial Company (“NBFC”).

In furtherance to the above-mentioned communication, we would like to inform you that the Reserve Bank of India vide its letter dated August 28, 2023, received on the same day, has granted the approval for voluntarily surrender of the Certificate of Registration and communicated to Imperial regarding the cancellation of the Certificate of Registration (CoR) in terms of Section 45-IA(6)(i) of the Reserve Bank of India Act, 1934, vide its order dated August 24, 2023.

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head – CSR